UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                          London Financial Corporation
                                (Name of Issuer)


                           Common shares, no par value
                         (Title of Class of Securities)


                                   541819 10 0
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------
CUSIP No. 541819 10 0                                    13G
          --------------------
---------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          London Financial Corporation Employee Stock Ownership Plan

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)


          (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

-------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

                                   -0-

        NUMBER OF            --------------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     -0-
        BY EACH
    REPORTING PERSON         --------------------------------------------------
          WITH               7     SOLE DISPOSITIVE POWER

                                   -0-

                             --------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                   42,320

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          42,320

-------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.3%

-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          EP

-------------------------------------------------------------------------------

---------------------------------------
CUSIP No. 541819 10 0                                    13G
          --------------------
---------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Bankers Trust Company, N.A.

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)


          (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY



-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

-------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

                                   38,834

        NUMBER OF            --------------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     -0-
        BY EACH
   REPORTING PERSON          --------------------------------------------------
         WITH                7     SOLE DISPOSITIVE POWER

                                   -0-

                             --------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                   42,320

-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          42,320

-------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.3%

-------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          BK

-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  London Financial Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2 East High Street
                  London, Ohio  43140

Item 2(a).        Name of Persons Filing:

                  First Bankers Trust Company, N.A.

                  London Financial Corporation Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  First Bankers Trust Company, N.A.
                  1201 Broadway
                  Quincy, Illinois  62301

                  London Financial Corporation Employee Stock Ownership Plan First Bankers Trust Company, N.A., Trustee
                  1201 Broadway
                  Quincy, Illinois  62301

Item 2(c).        Citizenship:

                  First Bankers Trust Company, N.A.
                    Organized under the laws of the United States

                  London Financial Corporation Employee Stock Ownership Plan:
                    Organized in Ohio

Item 2(d).        Title and Class of Securities:

                  Common shares, no par value

Item 2(e).        CUSIP Number:

                  541819 10 0

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                    13d-2(b), check whether the person filing is a:

                  (a)  [ ]  Broker or Dealer registered under Section 15 of
                            the Act

                  (b)  [X]  Bank as defined in section 3(a)(19) of the Act

                  (c)  [ ]  Insurance Company as defined in section 3(a)(19)
                            of the Act

                  (d)  [ ]  Investment  Company  registered  under
                            section 8 of the Investment Company Act

                  (e)  [ ]  Investment  Advisor  registered  under section
                            203 of the  Investment  Advisers Act of 1940

                  (f)  [X]  Employee  Benefit  Plan,  Pension Fund
                            which is  subject to the  provisions  of the
                            Employee  Retirement  Income Security Act of
                            1974     or     Endowment      Fund;     see
                            ss.240.13d-1(b)(1)(ii)(F)

                  (g)  [ ]  Parent Holding Company, in accordance with
                            ss.240.13d-1(b)(1)(ii)(G)

                  (h)  [ ]  Group, in accordance with
                            ss.240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  First Bankers Trust Company, N.A.

                  (a)      Amount Beneficially Owned:
                           42,320

                  (b)      Percent of Class:
                           8.3%

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    38,834

                           (ii)     shared power to vote or to direct the vote:
                                    -0-

                           (iii) sole power to dispose or to direct the disposition of:
                                    -0-

                           (iv) shared power to dispose or to direct the disposition of:
                                    42,320

                  London Financial Corporation Employee Stock Ownership Plan

                  (a)      Amount Beneficially Owned:
                           42,320

                  (b)      Percent of Class:
                           8.3%

                  (c)      Number of Shares as to which such person has:

                           (i)     sole power to vote or to direct the vote:
                                   -0-

                           (ii)    shared power to vote or to direct the vote:
                                   -0-

                           (iii) sole power to dispose or to direct the disposition of:
                                   -0-

                            (iv) shared power to dispose or to direct the disposition of:
                                   42,320

                           There are 42,320 common shares owned by the London Financial Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 1997, 3,486 shares had been allocated to Plan participants.

                           Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Inapplicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Inapplicable

Item 8.           Identification and Classification of Members of the Group:

                  Inapplicable

Item 9.           Notice of Dissolution of Group:

                  Inapplicable

Item 10.          Certification:

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST BANKERS TRUST COMPANY, N.A.


Date:  2/11/98                     By   Carmen Walch
                                          Trust Officer


                                   LONDON FINANCIAL CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By First Bankers Trust Company, N.A.,
                                        Trustee


Date:  2/11/98                     By   Carmen Walch
                                          Trust Officer

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G



         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of London Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                  FIRST BANKERS TRUST COMPANY, N.A.


Date:  2/11/98                    By   Carmen Walch
                                         Trust Officer


                                  LONDON FINANCIAL CORPORATION
                                  EMPLOYEE STOCK OWNERSHIP PLAN


                                  By First Bankers Trust Company, N.A.,
                                        Trustee


Date:  2/11/98                    By   Carmen Walch
                                         Trust Officer